Mail Room 4561

      October 7, 2005

Stephen P. DeSantis
Chief Financial Officer and Secretary
TCI Solutions, Inc.
17725 Skypark Circle
Irvine, California 92614

      Re:  	TCI Solutions, Inc.
		Schedule 13E-3, as amended
      Filed on September 9, 2005
      File No. 5-55375
      Preliminary Schedule 14A, as amended
      Filed on September 9, 2005
      File No. 0-49783

Dear Mr. DeSantis:

      We have reviewed your amended filings and have the following comments. Where appropriate, please file a revised proxy statement to give effect to these comments.


Preliminary Proxy Statement on Schedule 14A, as amended

Summary Term Sheet

What does TCI`s board of directors recommend?

1. We note your response to prior comments 3 and 18. Provide comparable disclosure for each filing person. We are unable to locate any disclosure regarding RTLX LLC, Survivor RTLX LLC or Retalix Holdings, Inc. Also, the disclosure for Retalix, Inc. does not separately address fairness to unaffiliated holders or the disclosure required by Item 1014 of Regulation M-A.

2. We are unable to locate the discussion for each filing person required by Item 1013(d) of Regulation M-A. Please consider instructions 2 and 3 to Item 1013 of Regulation M-A when providing the disclosure.


Position of TCI as to the Fairness of the Merger, page 18

3. Please refer to prior comment 11 from our letter dated August
18,
2005. You amended your disclosure regarding the valuation of comparable software companies to discuss two of the criteria used to select the six named comparable acquisitions. However, your description of these transactions does not include an explanation of why the other companies are deemed comparable, you simply refer to them as "comparable acquisitions." Please revise to explain in detail why management came to the conclusion that these companies and transactions were comparable to TCI and this transaction. You should focus on the similarities of the named companies and transactions to
TCI and this transaction as well as the material differences between them. Your discussion should provide investors with sufficient information to evaluate the basis for your conclusion that these transactions are "comparable acquisitions."

4. To the extent known, quantify the liquidation value. If the board did not determine a liquidation value, expand your disclosure to address why liquidation value was not considered. Refer to Exchange
Act Release No. 17719, April 13, 1981.

5. Refer to prior comment 4. We note your statement on page 23 that
"for the reasons set forth in the proxy statement" the current board believes the merger is fair. This document must clearly set forth all factors the board considered in assessing fairness, and how it analyzed them to reach its conclusion. It remains unclear what factors the current board considered in making its fairness determination. The board must make a fairness determination addressing the points set forth in Item 1014 of Regulation M-A. Refer to Exchange Act Release No. 17719, April 13, 1981.

Position of Retalix as to the Fairness of the Merger, page 29

6. We note your response to prior comment 19. Explain to us with greater specificity the role played by Citigroup in preparing management`s report. From the description of Citigroup`s work provided in response to comment 19, we continue to believe it was "materially related" within the meaning of Item 1015 of Regulation M-
A. Note that Item 1015 of Regulation M-A encompasses both oral and written "reports," so that where no written materials were provided by the fairness advisor, it requires you to summarize the oral contacts that are materially related to this transaction. In addition, we are unable to locate the projections prepared by TCI referred to in your response. Please advise.

*      *      *      *      *


      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      Please direct any questions to Stathis Kouninis at (202)
551-
3476 or Stephen Krikorian, Branch Chief - Accounting, at (202)
551-
3488 on the financial statements and related matters. Please contact
Rebekah Toton at (202) 551-3857 or Mark P. Shuman, Branch Chief - Legal, at (202) 551-3462. In their absence, you may contact me at
(202) 551-3735.

								Sincerely,



								Barbara C. Jacobs
								Assistant Director

cc:	Via Facsimile: (714) 979-1921
      Michael G. McKinnon, Esq.
      Chris Manderson, Esq.
      Paul, Hastings, Janofsky & Walker LLP
      Telephone: (714) 668-6200
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Stephen P. DeSantis
TCI Solutions, Inc.
October 7, 2005
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